Exhibit 99

Sun International

To Our Shareholders

I am pleased to announce the quarter's results. As Butch Kerzner, President of the Company commented, " The return of business at Atlantis so soon after September 11 has been excellent. After a somewhat slower January, the property returned to 2001 levels for February and March. Consistent with our strategy not to engage in price discounting, but rather to focus on maintaining rate integrity supported by stronger marketing efforts, we were able to maintain Atlantis' room rate for the quarter. In March, Atlantis recorded the highest monthly revenues in its history."

The Company reported net income for the quarter, before losses attributed to its recently launched SunOnline Internet gaming operations, of $31.8 million compared to recurring earnings of $32.9 million in the same period last year. On this basis, earnings per share for the period were $1.12 compared to recurring earnings per share of $1.20 for the same period last year. Non-recurring items in 2001 included pre-opening expenses and sale of real estate at the Company's Paradise Island operations. The Company reported EBITDA for the quarter, excluding SunOnline, of $54.2 million as compared to $55.5 million in the same period last year. Including the net loss from SunOnline, the Company recorded net income in the quarter of $29.6 million, compared to net income of $33.2 million for the same period last year. On this basis, fully diluted earnings per share for the quarter were $1.04 compared to $1.21 for the same period last year. As previously announced, on February 15, 2002, the Company agreed to sell 50% of SunOnline, the Company's Internet gaming subsidiary, to Station Casinos, Inc. in a transaction that is expected to close in the second quarter of 2002.

During the quarter, the Company's Paradise Island operations achieved a record EBITDA of $51.2 million compared to $50.8 million achieved during the same period last year. The growth in EBITDA was achieved despite a decline in net revenues of $6.2 million. The Paradise Island operations benefited from the cost controls that were instituted during the last quarter of last year resulting in EBITDA margins increasing from 35.5% last year to 37.5%. Atlantis' revenue per available room ("RevPar") for the quarter was $240, a 6% decline from the same period last year. RevPar trends experienced sequential improvement by month, as comparative RevPar declined by 17% and 8% in January and February, respectively, but increased in March by 2%. For the quarter, Atlantis achieved 85% occupancy at a $284 average daily room rate ("ADR"), the same rate as last year. Call levels for the quarter into the Company's wholly owned tour operator increased by 11% as compared to the same period last year. Call levels for April are on a pace to increase by 16%. Casino volumes have also been strong. Table drop declined by 17% in the quarter, which was almost entirely attributable to the timing of the Michael Jordan Celebrity Invitational that occurred in January of last year. The tournament has been rescheduled for September. Slot volumes were the same as last year's strong first quarter. The Company's luxury resort hotel on Paradise Island, the Ocean Club, also performed well and has established itself as one of the premier hotels in the Caribbean. RevPar in the quarter increased by 13% to $612 in the current year from $542 in the same period last year. The ADR was $865 compared to $739 for the same period last year, which management believes is one of the highest ADRs for any resort property in the Caribbean. The resort has recently enhanced its amenities through the opening of the Ocean Club Spa, which is a new concept in spa design that is designed to provide a uniquely private and exclusive spa experience.

The Mohegan Sun Casino reported slot revenues for the quarter of $164.8 million, which was 22% above the comparable quarter last year, having more than doubled the average number of slot machines in the quarter compared to the same period last year. Trading Cove Associates, an entity 50%-owned by the Company, receives payments from the Mohegan Tribe of 5% of gross operating revenues of the expanded Mohegan Sun operation. In terms of the Company's agreements with Trading Cove Associates, the Company recorded income of $6.3 million in the quarter, compared to $7.0 million in the same quarter last year, which had been favorably impacted by certain priority payments due to the Company. Mohegan Sun opened the majority of its new 1,200-room luxury resort hotel during April 2002 with the balance of the rooms expected to open by June 2002. Mohegan Sun's new convention space, which approximates 100,000 square feet, is now in operation.

The Company manages seven luxury resort hotels in Mauritius, Dubai and the Maldives. During the quarter, the Company earned management fees of $2.2 million from these operations, compared to $2.6 million in the comparable quarter last year. The decrease in management fees was due primarily to the temporary closure of Le Touessrok in Mauritius, which is currently undergoing a significant refurbishment and is expected to re-open at the end of 2002. The Company's managed resorts in Mauritius continued to perform well and received international accolades, with the five-star deluxe, Le Saint Geran leading the way by achieving a 15% increase in RevPar. Le Saint Geran was also voted "Best Hotel of the Year 2002" by Tatler magazine in the United Kingdom. In Dubai, the Royal Mirage is quickly building to its pre-September 11 business levels with March RevPar down only 11% as compared to year ago levels.

The Company closed the quarter with strong liquidity. At the end of the quarter, the Company held $76.0 million in cash and cash equivalents, including $4.5 million in restricted cash. The balance outstanding on the Company's Revolving Credit Facility, which was $15.0 million at the end of the quarter, has since been paid down in full.

Sol Kerzner
Chairman of the Board & Chief Executive Officer
May 3, 2002
Paradise Island, The Bahamas

Forward-Looking Statements

This document contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements.

Sun International Hotels Limited Consolidated Balance Sheets *(Dollars in thousands)*	March 31, 2002	December 31, 2001
	(Unaudited)	
Assets		
Current assets:		
Cash and cash equivalents	$ 71,554	$ 30,471
Restricted cash	4,452	4,518
Short term investments	4,750	-
Trade receivables, net	44,811	37,454
Due from affiliates	16,089	28,364
Inventories	8,992	8,807
Prepaid expenses	6,303	5,226
Total current assets	156,951	114,840
Property and equipment, net	1,148,163	1,155,192
Notes receivable	-	18,018
Due from affiliates - non-current	15,358	15,888
Deferred tax asset	4,126	3,874
Deferred charges and other assets	17,578	18,692
Investment in associated companies	31,712	30,527
Total assets	$ 1,373,888	$ 1,357,031
Liabilities and Shareholders' Equity		
Current liabilities:		
Current maturities of long-term debt	$ 250	$ 261
Accounts payable and accrued liabilities	140,595	148,063
Capital creditors	2,968	6,570
Total current liabilities	143,813	154,894
Other liabilities	8,886	5,503
Long-term debt, net of current maturities	505,818	518,231
Total liabilities	658,517	678,628
Shareholders' equity	715,371	678,403
Total liabilities and shareholders' equity	$ 1,373,888	$ 1,357,031

Sun International Hotels Limited Consolidated Statements of Operations *(Amounts in thousands, except per share data)*	For the Three Months Ended March 31, 2002	 2001
	(Unaudited)	
Revenues:		
Casino and resort revenues	$ 143,924	$ 151,793
Less: promotional allowances	(7,001)	(8,801)
	136,923	142,992
Tour operations	10,053	10,626
Management and other fees	8,900	10,116
Real estate related	-	4,864
Other	1,168	771
	157,044	169,369
Expenses:		
Casino and resort expenses	66,959	71,936
Tour operations	8,536	9,398
Selling, general and administrative	22,575	21,727
Real estate related	-	1,266
Corporate expenses	6,805	5,992
Depreciation and amortization	13,654	11,505
Pre-opening expenses	-	3,257
	118,529	125,081
Operating income	38,515	44,288
Other income and expenses:		
Interest income	908	2,749
Interest expense, net of capitalization	(10,654)	(14,210)
Equity in earnings of associated companies, net	1,263	1,823
Other, net	(130)	-
Income before income taxes	29,902	34,650
Income tax provision	(292)	(1,427)
Net income	$ 29,610	$ 33,223
Diluted earnings per share	1.04	$ 1.21
Weighted average number of shares outstanding - diluted	28,402	27,410

Sun International Hotels Limited
Consolidated Statements of Cash Flows
(Dollars in thousands)

	For the Three Months Ended March 31, 2002	For the Three Months Ended March 31, 2001
	(Unaudited)	
Cashflows from operating activities:		
Reconciliation of net income to net cash provided by operating activities:		
Net income	$ 29,610	$ 33,223
Depreciation and amortization	13,654	11,505
Amortization of debt issuance costs and discount	603	775
Provision for doubtful receivables	1,061	1,606
Utilization of deferred tax benefit	(252)	-
Net change in working capital accounts	(6,103)	(1,360)
Net change in deferred charges	557	(845)
Equity earnings from affiliates, net	(1,263)	(1,824)
Other	-	1,016
Net cash provided by operating activities	37,867	44,096
Cashflows from investing activities:		
Payments for major capital projects	(5,965)	(14,065)
Other operating capital expenditures	(4,344)	(4,185)
Repayment of notes receivable	18,018	-
Purchase of first mortgage notes	(4,884)	-
Repayment from (advances to) associated company	2,092	(5,750)
Other	-	118
Net cash provided by (used in) investing activities	4,917	(23,882)
Cashflows from financing activities:		
Proceeds from issuance of debt	4,000	18,500
Repayment of debt	(13,063)	(16,057)
Proceeds from the exercise of stock options	7,448	-
Debt issue/modification costs	(152)	-
Net cash provided by (used in) financing activities	(1,767)	2,443
Net increase in cash and cash equivalents	41,017	22,657
Cash and cash equivalents at beginning of period	34,989	24,148
Cash and cash equivalents at end of period	$ 76,006	$ 46,805

Sun International

P.O. Box N-4777
Nassau, The Bahamas

SUN INTERNATIONAL REPORTS FIRST QUARTER 2002 RESULTS